Exhibit 99.1

Announcement of Extraordinary General Meeting Results

Joint Stock Company Kaspi.kz (Nasdaq: KSPI) announces that the following resolutions were duly passed at its Extraordinary General Meeting on 19 November 2024:

1.
To approve the agenda of the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz:
1)
Approval of the agenda;
2)
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share;
3)
Approval of amended Charter of JSC Kaspi.kz;
4)
Election of the Board Member due to resignation of one of the Board Members;
5)
Approval of the amount and terms of remuneration and reimbursement of expenses of the Board Members incurred while performing Board Member's duties;
6)
On entering into a major transaction (and the Company's participation in the activities of a legal entity), as a result of which the Company acquires or alienates (may acquire or alienate) property, the value of which is 50 percent or more of the total book value of the Company's assets.

2.
To approve dividends to be paid within the period set by law:
1)
dividend amount of KZT 850 (eight hundred and fifty tenge) per common share of JSC Kaspi.kz;
2)
dividend is paid for period 3Q 2024;
3)
commencement date of dividend payments: 19 November 2024;
4)
the list of shareholders entitled to receive the dividend based on 18 November 2024 date of record;
5)
procedure and form of dividend payments: to be paid in cash by wire transfers to accounts of shareholders.

3.
To approve amended Charter of JSC Kaspi.kz and authorize any Member of the Management Board to sign, notarize and notify a registration authority of the amended Charter.
4.
To take note of the resignation letter given by Mr. Nikolay Zinovyev as a member of the Board of Directors of JSC Kaspi.kz, and elect Mr. Zurab Nikvashvili to the Board of Directors of JSC Kaspi.kz as an independent member with the same term of office as other Board members starting from 19 November 2024.
5.
To approve the revised terms of remuneration and reimbursement of the expenses of JSC Kaspi.kz's Members of the Board of Directors incurred while performing their duties.
6.
To conclude a major transaction by acquiring Class A Shares of 40 000 000 (forty million) units and Class B Shares in the amount of 173 246 220 (one hundred-seventy-three million two hundred-forty six thousand two hundred-twenty) units (collectively, the “Shares”) of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (Turkey) in accordance with the Share Purchase Agreement entered into by the Company (the “Agreement”), to pledge the Shares (or part thereof) in favor of the sellers of the Shares to secure the performance of the Company’s obligations under the Agreement on the basis of a share pledge agreement between the Company (as pledgor) and the sellers of the Shares (as pledgees) and entering into the above transactions as a major transaction (and the Company’s participation in the activities of a legal entity), as a result of which the Company acquires or disposes of (may be acquired by the Company) the Class B Shares.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275